BRESLOW & WALKER, LLP
                        767 Third Avenue
                    New York, New York 10017

                                               July 24, 1997


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                File No. 1-13119
                        Re:     QuietPower Systems, Inc.

Dear Sir or Madam:

        On behalf of QuietPower Systems, Inc. (the
"Issuer"), attached please find a Form 15, Certification and Notice of Termination of Registration Under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities and Exchange Act of 1934.

        On July 8, 1997, the Issuer's Registration Statement on Form SB-2 was declared effective by the Securities and Exchange Commission (File No. 333-26715). Pursuant to this Registration Statement, 2,000,000 shares of common stock and 2,000,000 common stock purchase warrants were registered under the Securities Act of 1933. None of these shares or warrants were sold. The Issuer therefore requests that its duty to file reports under the Securities and Exchange Act of 1934 be terminated as of the earliest date possible.

        Thank you for your assistance.


                                        Sincerely,

                                        /s/ Jane A. Meyer
                                        Jane A. Meyer

Attachment
cc:  Mr. James Budge
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                             FORM 15

           CERTIFICATION AND NOTICE OF TERMINATION OF
                   REGISTRATION UNDER SECTION
          12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                 OR SUSPENSION OF DUTY TO FILE
           REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934.

                Commission File Number   1-13119

QUIETPOWER SYSTEMS, INC.
     (Exact name of registrant as specified in its charter)

         460 West 34th Street, New York, New York 10001
                         (212) 967-8480
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Common Stock, par value $.01 per share
            Redeemable Common Stock Purchase Warrants
    (Title of each class of securities covered by this Form)

                          None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]     Rule 12h-3(b)(1)(i)    [ ]
Rule 12g-4(a)(1)(ii)    [X]     Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(2)(i)     [ ]     Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(ii)    [ ]     Rule 12h-3(b)(2)(ii)   [ ]
                                Rule 15d-6             [ ]

        Approximate number of holders of record as of the
certification or notice date:  60

        Pursuant to the requirements of the Securities Exchange
Act of 1934 QuietPower Systems, Inc. has caused this certification/notice to be signed by the undersigned duly authorized person.

Date:   July 23, 1997         By:   /s/ Eric W. Jacobson
                                  Eric W. Jacobson, Vice President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.